Mail Stop 0510

      June 9, 2005


Robert L. Lee
President and Chief Financial Officer
Empyrean Holdings, Inc.
2537 S.Gessner, Suite 114
Houston, Texas 77063

	Re:	 Form 10-KSB for the Fiscal Year Ended December 31, 2004
                   File No. 0-30118


Dear Mr. Lee:

		We have reviewed your response letter dated May 18, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where applicable.



Item 8A. Controls and Procedures
2. Please amend to disclose that disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Exhibit 31
3. You are required to evaluate the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as opposed to within 90 days. In addition, disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e)
and 15d-15(e). You are also required to disclose whether there have been any changes in your internal controls and procedures during the most recent quarter. Please amend your December 31, 2004 Form 10-KSB to include certifications prepared in the manner described in Item 601(31) of Regulation S-B. Please be sure to refile the entire Form, when you file the amendment. See also SEC Release No. 33-8238, which was effective August 14, 2003.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned at (202) 551-3769.


          						Sincerely,



								Rufus Decker
								Branch Chief

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Robert Lee
Empyrean Holdings, Inc.
June 9, 2005
Page 2 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE